June 29, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Veolia Environment Form 20-F for the fiscal year ended December 31, 2005 File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated June 4, 2007 containing comments on the above-referenced filing. Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in the June 4 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Financial Statements

Consolidated Cash Flow Statement, page F-4

1.

We note your response to prior comment 11. However, it does not appear that the presentation of discontinued operations net of minority interests is consistent with paragraph 82 of IAS 1. In future filings, please present net income from discontinued operations before allocation to minority interests and allocate net income from continuing and discontinued operations between minority interests and equity holders of the parent.

Response: The income statement presentation of minority interest in discontinued operations has been presented as requested in the 2006 Form 20-F.

Notes to Financial Statements

General

2.	We are not persuaded by your response to prior comment 12. As previously requested, please ensure your future filings include information for comparative periods, as discussed in prior comment 12.

Response: The disclosure for 2004 changes has been supplemented as requested in the 2006 Form 20-F.

Note 19 – Non-current and current provisions, p. F-22

3.

We note your response to prior comment 22. In situations where you have recognized PPE on your balance sheet under your service concession contracts, please confirm our understanding that you account for your maintenance and repair costs under IAS 16. If so:

a.

With respect to maintenance costs, please confirm that you recognize these costs in P&L consistent with paragraph 12 of IAS 16. Please also tell us when you recognize these costs (upon entering into a service concession contract, when the cost is incurred (i.e. when the maintenance occurs), or some other point). If you recognize these costs prior to when the cost is incurred (i.e. when the maintenance occurs), please refer us to the appropriate literature to support your accounting,

b.

With respect to replacement costs, please confirm our understanding that you capitalize replacement costs when these costs are incurred (rather than in advance of the replacement), consistent with paragraph 13 of IAS 16. If not, please refer us to the appropriate literature to support your accounting.

c.	Please confirm our understanding that in these situations, your accounting under IFRS and US GAAP is the same.

Response. Please refer to response to comment 5 below.

4.

In situations where you have recognized an intangible asset (publicly-owned utility network) on your balance sheet under your service concession contracts, please confirm our understanding that you account for your maintenance and repair costs under IAS 37. If so:

a.

In the first situation in your response to prior comment 22, it appears that you recognize the full amount of the contractual commitment as an expense at the inception of the service concession contract. Please confirm our understanding. If so:

i.

Please tell us your basis under IAS 37 for this accounting. For example, please clarify whether you believe that your maintenance and replacement obligations represent onerous contracts and if so, why. If not, please identify for us the obligating event, pursuant to paragraphs 17-22 of IAS 37, that triggers recognition of a provision. Please also tell us your consideration of Example 11 in IAS 37 in your response.

ii.

Please tell us why both maintenance costs and replacement costs would be recognized in P&L. In other words, with reference to applicable literature, please tell us why you do not capitalize any portion of your replacement costs.

b.	In the second situation in your response to prior comment 22, please clarify the following:
i.

You state that it is unclear if the practice leads to a present obligation or not. Please provide us with an example of a situation where you have determined that your practice leads to a present obligation and an example where you have determined that your practice does not lead to a present obligation.

ii.

For those contracts where you believe that it is more likely than not that a present obligation exists, please identify for us the obligating event that triggers recognition of a provision, prior to when the costs are incurred (i.e. when maintenance or replacement occurs).

iii.

Please tell us why both maintenance costs and replacement costs would be recognized in P&L. In other words, with reference to applicable literature, please tell us why you do not capitalize any portion of your replacement costs.

Response. Please refer to response to comment 5 below.

5.	With respect to your IFRIC 4 contracts, please tell us the following:
a.

Your accounting policy for maintenance costs. Specifically, please tell us when you recognize these costs. Further, please tell us whether you recognize these costs directly in P&L or whether you capitalize them. Please also refer us to the appropriate accounting literature supporting your policy.

b.

Your accounting policy for replacement costs. Specifically, please tell us when you recognize these costs. Further, please tell us whether you recognize these costs directly in P&L or whether you capitalize them. Please also refer us to the appropriate accounting literature supporting your policy.

Response. In order to respond as clearly as possible to your questions on the accounting treatment of maintenance and renewal expenditures depending on the accounting model adopted, the following table summarizes the accounting policies applied by the Group for each model.

	IFRS			US GAAP
Accounting model adopted / Transaction type	Intangible asset	Tangible asset	IFRIC 4 asset
Maintenance expenditures	Expensed as incurred	Expensed as incurred	Expensed as incurred	Expensed as incurred
Renewal expenditures	Provision (1) (component accounting not applicable to intangibles)	Capitalized (component accounting)	Capitalized as Operating financial asset	Provision (2)
Enhancements	Capitalized	Capitalized	Capitalized	Capitalized

Concession contracts involve the transfer of operating rights for a limited period, under the control of a local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration. The consideration for Veolia Environnement is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/renewal of installations. In addition, the Group generally assumes a contractual obligation to maintain and renew facilities managed under public service contracts according to ongoing negotiations with local authorities and/or according to scheduled minimum renewal expenditures included in the concession contract provisions. The related renewal expenditures are analyzed in accordance with the relevant Standard governing the accounting for the underlying asset (e.g. IAS 16, IAS 38...) and with IAS 37 “Provisions, Contingent Assets and Contingent Liabilities” and, where necessary, a provision is recorded where there are outstanding renewal expenditures to incur as follows:

(1)	Provision if present obligation is a result of past event and probability of outflow exceeds 50%. Otherwise, expensed as incurred.
(2)	Provision if present obligation is a result of past event and probability of outflow exceeds 70%. Otherwise, expensed as incurred.

Expenditures qualifying as enhancements are capitalized. To be capitalized they must generate incremental future economic benefits: new service, increased capacity or volumes, contract extension or improvement in service efficiency.

Note 50 - Supplemental disclosures, page F-58

6.

As previously requested in the final bullet to comment 28 in our letter dated February 14, 2007, please clarify your response to comment 68 in our letter dated September 25, 2006, as to why your tax adjustments in your net income reconciliation are so significant in comparison to the net effect of the other adjustments in your reconciliation. We note that even if we exclude adjustments related to goodwill and impairments, you had a tax reconciling item of €(52.7) million related to adjustments of €(45.2) million in 2005 and of €(253.0) million related to adjustments of €(23.3) million in 2004.

Response. In response to your comment, expanded disclosure on the source of deferred tax differences in the reconciliation of net income has been included in note 51.3 in the consolidated financial statements included in the 2006 Form 20-F.

7.

With respect to your response to prior comment 27 in your letter dated December 19, 2006, if material, please ensure that you disclose your accounting policy for those service contracts whose accounting under US GAAP differs from IFRIC 4 due to the transition provisions in EITF 01-8, as well as the quantitative effect of the difference.

Response. This effect is included in the reconciliation of net income and shareholders’ equity and has been isolated as a separate caption of the reconciliation in the 2006 Form 20-F.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Alain Tchernonog, at +33 1 71 75 00 54, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours, /s/ Jérôme Contamine
Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer

cc: Alain Tchernonog, General Secretary

Veolia Environnement

Andrew Bernstein, Partner

Cleary Gottlieb Steen & Hamilton LLP